Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I, Foster Wheeler
Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054

Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO, when it is filed. These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC’s Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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Fourth-Quarter 2003 Conference Call Script

March 16, 2004

Operator:

Ladies and gentlemen, welcome to the Foster Wheeler Ltd. fourth-quarter earnings conference call.

(Operator instructions to participants.)

I would now like to turn the call over to Richard Tauberman, who leads the company’s communications team. Please begin, sir.

Richard Tauberman:

Thank you, operator.

Good morning everyone, and thank you for joining us today. Our news release announcing our fourth-quarter 2003 results was issued yesterday. We hope that you have had an opportunity to see it. The news release has also been posted to our Web site at www.fwc.com. In addition, we filed our 2003 Form 10-K last Friday, March 12, with the Securities and Exchange Commission.

Before turning to the discussion of our financial results, let me remind you that any comments made today about future operating results or other future events are forward-looking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ substantially from such forward-looking statements. A discussion of factors that could cause actual results to vary is contained in Foster Wheeler’s annual and quarterly reports filed with the SEC.

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As you are probably aware, Foster Wheeler has filed documents with the Securities and Exchange Commission related to the company’s proposed debt exchanges and we continue to be in a “quiet period.” On the advice of counsel, we will not be opening up the call to questions. We intend to resume our regular Q&A sessions at the appropriate time.

I’d like to introduce Ray Milchovich, Chairman, President and CEO of the company and Brian Ferraioli, Vice President, Controller and Acting CFO, who will provide commentary on the quarter.

Ray Milchovich:

Thank you, Richard, good morning everyone and thank you for joining us.

First off I want to say that I appreciate your continued understanding that due to our ongoing quiet period and the advice of counsel, our conference call again this quarter will not have the normal question and answer session. We have attempted in our prepared remarks to answer some of the questions that you might have asked.

2003 results provided tangible evidence that the operations improvement initiatives combined with the systemic cost reduction actions of the last two years, are yielding the positive results we envisioned. We have successfully maintained the technical excellence for which Foster Wheeler has been known for years and combined it with focused, lean, and knowledgeable project expertise. We believe we are currently ready to compete with anyone both technically and commercially worldwide.

In looking back at the past year, I want to highlight a few of our accomplishments:

•	When I spoke to you last March, I discussed the efforts we were making to revitalize our North American operations. I am pleased to report that for the first time in four years, and in some of the most challenging market conditions in a decade, our North American Power subsidiary solidly returned to profitability. They exceeded the 2003 operating plan that we set for them and every major project in their portfolio exceeded goals for customer satisfaction and profitability. We expect them to post 2004 performance that is materially superior to that of 2003.

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•	Our European businesses continued their strong performance. Every unit met or exceeded their 2003 plan.

•	Assuming the successful completion of our contemplated equity for debt exchange that I will speak about later, our first priority in 2004 is to increase our backlog. Through the first two months of 2004, we are off to an encouraging start having won several key contracts of both near term and strategic significance.

•	As an example, we were very pleased that just last week Foster Wheeler Energy Limited, our UK subsidiary, was awarded the Oil Sector Program Management Office support contract in Iraq by the U.S. Department of Defense. Foster Wheeler will be providing dedicated program management and coordination support for all the design and construction activities being performed for the Program Management Office in this sector. The initial value of the contract is $6.8 million, which covers the first six months service. This contract is part of the international effort to restore the damaged and neglected infrastructure of Iraq and we are pleased to be part of this very important project. Our involvement with Iraq’s oil sector began in the 1930’s with the construction of the first oil processing units at Kirkuk.

Additionally, during the fourth quarter of 2003:

•	The Australian subsidiary of Foster Wheeler Energy Limited of the UK, in a joint venture with SNC-Lavalin was awarded a contract by Goro Nickel SA to carry out engineering, planning and related activities as part of the Phase 2 review for the Goro Nickel Mega Project in New Caledonia. The mining and minerals sector presents new opportunities, and on the Goro site we will be able to demonstrate our wealth of project management and execution skills, which have been so well utilized in the oil and gas, chemical, refining, power and pharmaceutical industries.

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•	Foster Wheeler subsidiaries in China were awarded a $25.5 million contract by SINOPEC for engineering and supply of two circulating fluidized-bed steam generators at the Maoming chemical complex in southwest Guangdong province.

•	While the North America power market remains depressed, we were pleased to receive an order from Bechtel for approximately $53 million to design and supply a 400 megawatt pulverized coal-fired steam generator to be installed at the Springerville Generating Station in Arizona. During the quarter, the North American Power Group was also awarded a significant contract for a selective catalytic converter retrofit, the terms of which are confidential.

When I spoke with you last year, I also discussed our emphasis on our domestic liquidity and the initiatives we were undertaking to improve our position. I’m very pleased with the progress we made in 2003 and, as a result, we enter 2004 with an improved liquidity position.

•	We successfully divested several non-strategic assets during the year, including the majority of the assets from the domestic Environmental business, the Hudson Falls waste-to-energy facility and a surplus office building generating $85 million of cash proceeds.

•	We also settled a number of domestic contract disputes and received net cash proceeds of approximately $39 million.

•	As part of our North American successes, we recently commenced commercial operations at the Oak Ridge waste processing facility we constructed and operate for the Department of Energy. This is a major milestone as capital recovery and operating revenues are generated as the plant processes material. We have already processed and shipped all 350 cubic meters of material needed for our capital recovery. We expect to receive over $40 million in cash flow from the plant in 2004. We have already received approximately $15 million from the government and have invoiced the additional amounts.

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The improvement in our worldwide operations combined with the benefits we expect to achieve from our proposed equity for debt exchange offer have enabled us to discontinue our previously announced plans to divest one of our European operating units providing us a much stronger future worldwide platform.

Last month, we announced that a number of institutional investors have committed to provide $120 million in new financing to replace our current term loan and revolving credit facility, subject to the completion of our proposed exchange offer. This commitment represents a critical first step toward the completion of our balance sheet restructuring. Our goal is to complete the exchange offer by the end of May.

In 2003, we made important progress operationally and began realizing the benefits of the initiatives we put in place. We are currently focused on the successful completion of our proposed equity for debt exchange offer, which will provide a significant reduction in our debt and a stronger financial base for our company. This will allow us to better support our companies in the marketplace and take greater advantage of opportunities for growth around the world.

Now I’d like to turn the call over to Brian to review the quarter.

Brian Ferraioli:

Thank you, Ray. Good morning.

New orders booked during the quarter were $458 million, compared with $551 million in the fourth quarter of last year, after excluding $17 million related to the domestic environmental business that was sold in the first quarter of 2003.

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In our Engineering & Construction group, new orders booked during the quarter were $115 million, down from $289 million last year, after excluding the environmental orders. Several clean fuels projects and a pharmaceutical order in Europe led the business booked in the quarter.

In our Energy Group, new orders booked during the fourth quarter were $341 million, an increase of 29 percent over orders of $265 million last year. New business for the quarter included two circulating fluidized-bed boilers in China and one PC boiler in the United States for a total of $79 million – and a significant selective catalytic converter retrofit order in the United States.

Consolidated backlog was $2.3 billion at the end of the quarter, compared with $3.6 billion at the end of the fourth quarter of 2002, after excluding $1.8 billion of the environmental backlog. The E&C Group’s backlog was $1.3 billion, down from $2.2 billion at the end of last year’s fourth quarter, again after excluding the $1.8 billion environmental backlog. The Energy Group’s backlog was $946 million, compared with $1.4 billion at the end of last year’s fourth quarter. Although backlog is not as high as we have seen in recent years, reflecting challenging market conditions and the high levels of operating revenues in 2003, we are still gaining quality business.

We recognize that the only way to win business in this competitive marketplace is to deliver service and equipment that adds value to our clients at cost competitive prices. We have made increasing our backlog with quality bookings the number one priority for 2004. In addition, our cost reduction efforts and more disciplined project execution have resulted in better financial performance on our current contracts. We expect the cost reductions to increase margins as we move forward and the enhancements to our project execution capabilities and to our financial systems will allow us to pursue more of the largest component of our E&C target market, namely, lump-sum, turnkey projects.

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For the fourth quarter of 2003, we reported consolidated revenues of $1.1 billion, an increase of 28 percent over $901 million last year, after excluding the environmental revenues. Growth in the European operations more than offset declines in the United States. E&C Group revenues for the quarter were $766 million, an increase of 56 percent compared with $490 million last year, after excluding the environmental revenues. Both the UK and Continental Europe recorded significant increases primarily from projects located in Western Europe. EBITDA for the group was $17 million for the quarter, compared with a negative EBITDA of $30 million for the same period last year.

Energy Group revenues for the fourth quarter were $397 million, compared with $422 million in 2002, as improvements in Europe were more than offset by declines in the United States. EBITDA for the group in the fourth quarter was $51 million, compared with a negative EBITDA of $6 million last year.

The consolidated net loss for the quarter was $81 million, compared with a net loss in last year’s fourth quarter of $112 million. In the fourth quarter of 2003, we recorded a non-cash charge of $68.1 million related to potential asbestos liability.  We received a somewhat larger number of claims in 2003 than had been expected, which increased the asbestos liability. In addition, the size of the company's insurance assets was reduced due to the insolvency of a significant carrier in 2003.  However, we expect to reverse $15 million of the $68.1 million non-cash charge in the first quarter of 2004 upon additional settlements with other insurance carriers.

During the quarter, we received 6,200 new asbestos claims and resolved 8,000 claims. At year-end, we had approximately 146,360 claims pending, after excluding 24,500 claims that have been placed on inactive dockets established for claimants who have alleged minimal or no impairment. Although the 24,500 claims are inactive, they are included in the projected liability on our balance sheet. Asbestos indemnity and defense costs were approximately $19.5 million in the fourth quarter, all of which were covered by insurance proceeds.

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We currently project that, even with the charge and the reduced size of our insurance assets, the company will not be required to fund asbestos liabilities from its cash flow for at least six years.  We plan to continue our strategy of settling with insurance carriers by monetizing policies or arranging coverage in place agreements.  This strategy is designed to reduce cash payments from the company to cover future asbestos liabilities.

The quarter also included charges of $16 million for planned pre-tax expenses for professional services and severance benefits related to the company’s ongoing restructuring. These costs will continue until the balance sheet restructuring is completed, although the exact amounts are uncertain. We expect to file our amended S-4 with the SEC this month and our goal is to complete the proposed equity for debt exchange offer by the end of May.

Now I’d like to turn the call back to Ray for concluding remarks.

Ray Milchovich:

Thank you, Brian. Let me just quickly summarize the key messages for the quarter.

1.	Our operational performance in 2003 indicates that our initiatives are providing tangible results and that we believe we have established a base to deliver growth and successful performance as we move forward.

2.	Our cash-generation initiatives have improved our liquidity. Combined with the benefits we expect to achieve with our proposed equity for debt exchange offer, they have enabled us to discontinue our previously announced plans to divest one of our European operating units.

3.	Although our backlog has declined, we are winning quality business with strategic and tactical importance and are seeing a steady level of opportunities around the world in the markets we serve. Given the improvements we have made to the company, we expect to increase backlog in 2004.

4.	We are now firmly focused on completing the final steps in our financial restructuring by the end of May. Foster Wheeler has come a long way in the last two and a half years. We are excited by the opportunities that lie ahead and the ability to leverage the strong international reputation Foster Wheeler has for quality, technical competence, and service with enhanced operating capabilities, a lower cost structure and a significantly improved balance sheet.

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Richard Tauberman:

Thank you for your attention. We appreciate your participation today. As we mentioned at the beginning of the call, we will not be conducting our normal Q&A session and we appreciate your understanding. We look forward to speaking with you over the coming months. Thank you, and good-bye.

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